Exhibit 1

NXP and Freescale Announce Completion of Merger

Eindhoven, The Netherlands and Austin, Texas, Dec 7, 2015 - NXP Semiconductors N.V. (NASDAQ: NXPI) and Freescale Semiconductor, Ltd. (NYSE: FSL) today announced the completion of the merger pursuant to the terms of the previously announced merger agreement from March 2015. The merger has created a high performance mixed signal semiconductor industry leader, with combined revenue of over $10 billion. The merged entity will continue operations as NXP Semiconductors N.V. (NASDAQ: NXPI) and has become the market leader in automotive semiconductor solutions and in general purpose microcontroller (MCU) products.

“Through this merger we have created an industry powerhouse focused on the high growth opportunities in the Smarter World, capitalizing on the emerging opportunities offered by the accelerating demand for connectivity, processing and security. Today’s formation of the new NXP is a transformative step on our journey to become the industry leader in high performance mixed signal solutions,” said Rick Clemmer, NXP Chief Executive Officer. “This merger enables us to deliver more complete solutions to our customers as we are emerging as the leader in the Secure Connections – and the supporting infrastructure – for the Smarter World domain. As a result, we reiterate today that we fully expect to continue to significantly out-grow the overall market, drive world-class profitability and generate even more cash, allowing us to continue creating significant value for NXP’s shareholders.”

As previously announced, the transaction is expected to be accretive to NXP non-GAAP earnings in 2016, and NXP anticipates achieving cost savings of $200 million in 2016 with a clear path to $500 million of annual cost synergies.

NXP also today announced the closing of the divestiture of its RF Power business to Jianguang Asset Management Co. Ltd (“JAC Capital”), after receiving official confirmation that JAC Capital has deposited the required funds at its bank in China to pay the purchase price. The cash proceeds for the sale will be received later this month following the required regulatory filings for cross-border transfers of funds from China. NXP has obtained bridge financing until the funds are received.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) enables secure connections and infrastructure for a smarter world, advancing solutions that make lives easier, better and safer. As the world leader in secure connectivity solutions for embedded applications, NXP is driving innovation in the secure connected vehicle, end-to-end security & privacy and smart connected solutions markets. Built on more than 60 years of combined experience and expertise, the company has 45,000 employees in more than 35 countries. Find out more at www.nxp.com.

Forward Looking Statements

Certain statements in this communication regarding the transaction between NXP and Freescale are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and Freescale, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in the definitive joint proxy statement/prospectus, NXP’s most recent Form 20-F and Freescale’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	NXP’s and Freescale’s ability to achieve the synergies and value creation contemplated by the transaction;

•	the ability of either NXP or Freescale to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

Freescale’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither Freescale nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither Freescale nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Freescale and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

For further information, please contact:

Investor Relations:	Media Relations:
Jeff Palmer	Joon Knapen
jeff.palmer@nxp.com	joon.knapen@nxp.com
+1 408 518 5411	+49 151 257 43 299

Mitch Haws	Jacey Zuniga
mitch.haws@freescale.com	jacey.zuniga@freescale.com
+1 512 895 2454	+1 512 895 7398

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